December 10, 2007

Mail Stop 3561

By U.S. Mail and facsimile at 402.501.2112

Mr. James R. Young
Chief Executive Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, NE 68179

> **Re: Union Pacific Corporation**
> **Definitive 14A**
> **Filed March 28, 2007**
> **File No. 001-06075**

Dear Mr. Young:

We have reviewed your response letter dated October 26, 2007 and have the following comments. Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

1. While we note your response to prior comment 5, we re-issue portions of the prior comment. Please specifically confirm that you will identify all benchmark companies, including those included in the national surveys relied upon to benchmark salary. In addition, please confirm that you will disclose in future filings where you target each element of compensation against the peer companies and where actual payments fall within targeted parameters. To the extent actual compensation was outside a targeted percentile range, please also confirm that you will explain why.

2. Please note that our prior comment 6 seeks additional disclosure regarding your processes for assessing retention risk. Please confirm that you will provide this additional disclosure in future filings. In addition, please confirm that you will disclose in future filings the procedures by which an executive's equity compensation mix is altered when risk is perceived.

3. While we note your response to prior comments 8 and 9, please confirm that you will provide additional detail and analysis at an individual level regarding the specific compensation payable to your named executive officers. For each named executive officer, identify not only the quantitative and qualitative factors that were used to determine the specific amounts payable for each element of compensation, but also how the specific factors affected the final determination.

4. We note your response to prior comment 10. However, it appears that average network velocity and annual operating growth targets are material factors in the multi-step process used to determined annual bonuses. Accordingly, we re-issue our prior comment 9. Please disclose each performance target. As mentioned in prior comment 9, to the extent you believe that such disclosure is not required because it would result in competitive such that you may omit the disclosure under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion and provide appropriate disclosure under Instruction 4. General statements regarding the level of difficulty or ease associated with achieving corporate goals are generally not sufficient. In discussing how difficult it will be for the company to achieve the performance objectives, please provide as much detail as necessary without providing information that would result in competitive harm.

Please contact me at (202) 551-3314 with any questions.

Sincerely,

Daniel Morris
Attorney-Advisor